

09042021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 SEC Mail Processing
PART III   Section

SEC FILE NUMBER
8- 48942

FACING PAGE   JUL 3 0 2009

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC
110

REPORT FOR THE PERIOD BEGINNING ___06/01/08___ AND ENDING ___05/31/09___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Paychex Securities Corporation*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1175 John Street___
(No. and Street)

___West Henrietta___   ___NY___   ___14586___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Ernst & Young LLP___
(Name – if individual, state last, first, middle name)

___925 Euclid Avenue, 1300 Huntington Bldg.___ ___Cleveland___ ___OH___ ___44115___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Paul F Davidson_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Paychex Securities Corporation_ , as of _May 31_ , 20_09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Presiden+
Title

Judith E. Nagel
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Paychex Securities Corporation

Financial Statements, Supplemental Information,
and Supplementary Report

Year Ended May 31, 2009

Contents



Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Tel: 216 861 5000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Paychex Securities Corporation

We have audited the accompanying statements of financial condition of Paychex Securities Corporation (the Company) as of May 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paychex Securities Corporation at May 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

July 17, 2009

0907-1074442

Paychex Securities Corporation

Statement of Financial Condition
(In Thousands, Except Share Amounts)

May 31, 2009

Assets		
Cash	$	23,748
Service fee receivable		2,933
Total assets	$	26,681
Liabilities and stockholder's equity		
Accrued income taxes payable to parent company	$	8,944
Stockholder's equity :		
Common stock, no par value – authorized 200 shares;		
10 shares issued and outstanding at May 31, 2009		120
Retained earnings		17,617
Total stockholder's equity		17,737
Total liabilities and stockholder's equity	$	26,681

See accompanying notes.

Paychex Securities Corporation

Statement of Income
(In Thousands)

Year Ended May 31, 2009

Revenues

Service fee revenue	$	25,348
Investment revenue		243
Total revenues		25,591
Income tax expense		9,002
Net income	$	16,589

See accompanying notes.

Paychex Securities Corporation

Statement of Changes in Stockholder's Equity
(In Thousands, Except Share Amounts)

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balance at June 1, 2008	10	$ 120	$ 18,028	$ 18,148
Net income	–	–	16,589	16,589
Dividends to parent company	–	–	(17,000)	(17,000)
Balance at May 31, 2009	10	$ 120	$ 17,617	$ 17,737

See accompanying notes.

Paychex Securities Corporation

Statement of Cash Flows
(In Thousands)

Year Ended May 31, 2009

Operating activities		
Net income	$	16,589
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Service fee receivable		3,028
Accrued income taxes payable to parent company		(3,005)
Net cash provided by operating activities		16,612
Financing activities		
Dividends paid to parent company		(17,000)
Decrease in cash		(388)
Cash at beginning of fiscal year		24,136
Cash at end of fiscal year	$	23,748
Supplemental information		
Income taxes paid by Paychex, Inc. on behalf of		
Paychex Securities Corporation	$	4,606

See accompanying notes.

Paychex Securities Corporation

Notes to Financial Statements

May 31, 2009

Note A. Description of Business and Significant Accounting Policies

Paychex Securities Corporation (the Company) is a wholly owned subsidiary of Paychex, Inc. The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of Paychex, Inc. Such activities have been registered with the National Association of Securities Dealers and various state securities agencies.

All expenses of the Company, except income tax expense, are incurred by Paychex, Inc. on the Company's behalf. As a result, these expenses are not reflected in the Company's financial statements for the year ended May 31, 2009 (fiscal 2009).

Guarantees

The Company is a guarantor to Paychex, Inc.'s uncommitted, secured, short-term lines of credit. No amounts were outstanding as of May 31, 2009 or during fiscal 2009 under the $900 million of borrowing capacity. The guarantee is provided in the ordinary course of business. The Company believes that the likelihood is remote that any such arrangements could have a significant adverse effect on its financial position, results of operations, or that the Company would be required to perform under the guarantee. The guarantee, subject to renewal, is outstanding for a one-year period ending in February 2010.

Customer Security Transactions

Customer security transactions are recorded on a trade date basis. There is no commission income recorded on these transactions.

Note A. Description of Business and Significant Accounting Policies (continued)

Concentrations

All of the Company's deposited cash is maintained at a large, creditworthy financial institution. The deposits exceed the amount of any insurance provided. Management regularly reviews the cash balance and believes that there is limited risk of loss in the foreseeable future.

The Company currently transacts business with several different money managers. Three of these entities each individually account for over 10% of revenue in the current period. This risk is mitigated as management believes that numerous other entities exist that will assume the level of business required should one of these money managers no longer transact with the Company.

Fair Value

Effective June 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements; however, this standard does not require any new fair value measurements. The adoption of this standard has not had a material effect on the Company's results of operations or financial position.

In determining the fair value of its assets and liabilities, the Company may use various valuation approaches, including the market and income approaches.

The carrying value recorded in the statement of financial condition for cash and service fee receivable approximates fair value because of the relatively short maturities or payment terms of these instruments.

Revenue Recognition

Service fee revenue includes those amounts billed to money managers for administrative services provided and is recognized in the period in which services are rendered. Investment revenue is recognized when earned.

Note A. Description of Business and Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual amounts and results could differ from these estimates.

New Accounting Pronouncements

During fiscal 2009, the Financial Accounting Standards Board (FASB) issued the following statements of financial accounting standards which have not, or are not, anticipated to have any material impact to the Company's results of operations or financial position:

- FASB Staff Position (FSP) No. FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*

- FSP No. FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments*

- SFAS No. 165, *Subsequent Events*

- SFAS No. 166, *Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140*

- SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the SEC did not, or are not, expected to have a material effect on the Company's results of operations or financial position.

Note B. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1) and is required to maintain minimum net capital, as defined to be 6 2/3% of Aggregate Indebtedness, equal to $596,000. As of May 31, 2009, the Company had net capital of $14,804,000, which was $14,208,000 in excess of its required capital. Subsequent to May 31, 2009, the Company declared a $4,000,000 dividend to its parent.

Note C. Income Taxes

Current income tax expense allocated from the parent company consists of the following (in thousands):

Federal	$	8,933
State		69
Total income tax expense	$	9,002

Below is an analysis reconciling the statutory federal income tax rate to the effective tax rate reflected in the statement of income for fiscal 2009.

Federal statutory rate	35.0%
Increase resulting from:	
State income taxes, net of federal benefit	0.2
Effective tax rate	35.2%

The Company files a consolidated federal return with its parent company, Paychex, Inc., and a combined return with Paychex, Inc. for state purposes. In accordance with SFAS No. 109, *Accounting for Income Taxes*, currently payable and deferred taxes are determined based upon the Company's allocated share of taxable income or loss of the consolidated group determined on a separate return basis.

Supplemental Information

Paychex Securities Corporation

Computation of Net Capital Under Rule 15c3-1
(In Thousands)

May 31, 2009

Net capital

Total stockholder's equity	$	17,737
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		17,737
Nonallowable assets:		
Unsecured receivable		2,933
Net capital	$	14,804

Aggregate indebtedness

Accrued income taxes	$	8,944
Total aggregate indebtedness	$	8,944

Computation of basic net capital requirement

Minimum net capital required	$	596
Excess net capital	$	14,208
Excess net capital at 1000%	$	13,910

Ratio: Aggregate indebtedness to net capital	60%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited May 31, 2009 Part IIA FOCUS filing.

Paychex Securities Corporation

Statement Regarding Rule 15c3-3

May 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

 **ERNST & YOUNG**

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Tel: 216 861 5000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Paychex Securities Corporation

In planning and performing our audit of the financial statements of Paychex Securities Corporation (the Company), as of and for the year ended May 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

 **ERNST & YOUNG**

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

July 17, 2009

Ernst & Young LLP

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance,
tax, transaction and advisory services.
Worldwide, our 130,000 people are united
by our shared values and an unwavering
commitment to quality. We make a difference
by helping our people, our clients and our wider
communities achieve potential.

www.ey.com



FINANCIAL STATEMENTS, SUPPLEMENTAL
INFORMATION, AND SUPPLEMENTARY REPORT

Paychex Securities Corporation
Year Ended May 31, 2009
With Report of Independent Registered Public Accounting Firm